GEMXX CORP.

2300 West Sahara Avenue, Suite 800

Las Vegas, Nevada 89102

May 22, 2024

VIA EDGAR

Anuja A. Mujmudar

Attorney-Advisor

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gemxx Corp.
Request for Withdrawal Pursuant to Rule 259 of Offering Statement on Form 1-A Originally Filed June 28, 2022
File No. 024-11922

Dear Ms. Mujmudar:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, GEMXX Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Offering Statement on Form 1-A (File No. 024-11922), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Offering Statement has not been declared qualified and no securities covered by the Offering Statement have been sold. The Company has decided not to pursue the qualification due to significant changes in the business prospects of the Company that have rendered moot the stated business purposes of the Offering Statement.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Company, at (940) 367-6154, with any questions relating to this matter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Richard Clowater

Richard Clowater

Chief Executive Officer.